news release

ArcelorMittal announces sale of its stake in Paul Wurth Group to SMS GmbH

Luxembourg 25th July 2012  - ArcelorMittal announces today the sale of its 48.1% stake in Paul Wurth Group to SMS GmbH. This transaction is in line with the declared ArcelorMittal’s strategy of selective divestment of non-core assets.

Paul Wurth Group is an international engineering company offering the design and supply of the full-range of technological solutions for the iron & steel industry and other metal sectors. In 2011, Paul Wurth Group generated the turnover of EUR 491 million with a net profit of EUR 18.2 million. The company currently employs more than 1600 highly-skilled staff.

The SMS group is, under the roof of SMS Holding GmbH, a group of companies internationally active in the supply of plants and machinery to the steel and nonferrous metals processing industry. In 2011, its 11,000 employees generated sales of over EUR 3 billion.

“SMS group is a natural buyer for our stake in Paul Wurth Group as both entities hold a leadership position in the metallurgical equipment and process market segment and offer a complementary product range for the steel producing industry. The combination with SMS will generate new business opportunities for Paul Wurth Group and will further strengthen its technical capabilities and service offer for the benefit of its world wide customer base ,” commented Michel Wurth, the Chairman of Paul Wurth Group and member of ArcelorMittal Group Management Board.

The transaction is subject to customary closing conditions, including but not limited to competition clearance, and is expected to be completed by the end of the third quarter of 2012.